Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

August 11, 2014

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Hortonworks, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 11, 2014
CIK No. 0001610532

Dear Ms. Jacobs:

This letter is submitted on behalf of Hortonworks, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on June 27, 2014 (the “Draft Registration Statement”), as set forth in your letter dated July 24, 2014 addressed to Robert Bearden, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

General

1.	We will process your amendments without price ranges. Since the price range you select

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE: The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included, and that the inclusion of the price range may cause the Staff to issue additional comments.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

3.	If you intend to use graphics in your prospectus, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

RESPONSE: The Company has included the graphics it intends to use in its prospectus with the Amended Draft Registration Statement.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

Prospectus Summary

Overview, page 1

4.	On pages 1 and 66, you reference that Forrester Research has recognized you as a “leader in Hadoop.” Please revise to explain the basis for this characterization, such as market share, revenues, quality of products or services offered, and/or your contribution to the Apache Hadoop Foundation.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 66 of the Amended Draft Registration Statement to provide the criteria which Forrester Research used to determine that the Company is a leader in Hadoop.

5.	You provide total revenue amounts on pages 1 and 2 to emphasize your revenue growth. Please revise to balance your disclosure to provide corresponding net losses for the same periods.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 66-67 of the Amended Draft Registration Statement to provide the net losses for the same periods.

6.	On page 3, please identify the “industry source” that you reference for the potential global Hadoop market.

RESPONSE: The Company acknowledges the Staff’s comment. The Company supplementally informs the Staff that the Company has not yet obtained consent from the industry source cited on page 3, so cannot name such industry source in the Amended Draft Registration Statement at this time. The Company confirms that it will either obtain consent from such industry source and name it, or will delete the reference to such industry source.

Risk Factors, page 12

7.	Please add a risk factor that discusses your relationship with Yahoo!, Red Hat, and Teradata and whether any conflicts of interests may result due to these entities being strategic partners and/or customers.

RESPONSE: In response to the Staff’s comment, the Company has added a risk factor on page 29 of the Amended Draft Registration Statement discussing its relationship with Yahoo!, Red Hat and Teradata and the potential for conflicts of interest due to these entities being strategic partners and/or customers.

Industry and Market Data, page 38

8.	Please provide supplemental copies of the reports or other source documentation that you

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

cite on page 38 from which market or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis the relevant portions of the industry research reports from Forrester Research, Inc., Gartner, Inc., International Data Corporation and International Data Group, as cited in the Draft Registration Statement. To expedite the Staff’s review, the Company has marked each report to highlight the applicable portion or section containing the referenced information and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. In addition, the Company further supplementally advises the Staff that the reports from Forrester Research, Inc., Gartner, Inc., International Data Corporation and International Data Group cited in the Draft Registration Statement are publicly available and none were commissioned by the Company or for use in this offering. Pursuant to Securities Act Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement. Additionally, pursuant to Securities Act Rule 418(b), the Company requests that the Staff return copies of these supplemental materials to the Company.

Use of Proceeds, page 38

9.	To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your Hortonworks Data Platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 73 and 74 you list various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

RESPONSE: The Company has revised its disclosures on pages 7 and 38 to reflect that the Company intends to use the offering proceeds to fund the growth strategies discussed in the Amended Draft Registration Statement. The Company supplementally advises the Staff that at the current time the Company has no specific or preliminary plans with respect to the allocation of the net proceeds from the offering for any particular purpose. The Company has revised its disclosure on page 38 accordingly. The Company will further revise the disclosure should more specific determinations with respect to the use of proceeds from this offering be made prior to the completion of this offering.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 48

10.	In light of your significant operating losses in recent periods in which net losses exceeds your total revenues, please revise to provide a more detailed discussion of the key challenges you face and trends, events, and uncertainties. See Section III.A of SEC Release No. 33-8350. In particular, please address the strong revenue growth of your professional services revenue consisting of nearly 50% of your total revenue for the three months ended March 31, 2014, but where you still have gross losses compared to your subscription services business, and its impact on your ability to generate a profit in the future.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Amended Draft Registration Statement to provide additional discussion of the key challenges the Company faces and trends, events and uncertainties. The Company also respectfully notes for the Staff that certain U.S. GAAP accounting rules require the presentation of support subscription revenue and professional services revenue in a manner that does not always correlate with the Company’s underlying business performance. See the existing risk factor disclosure on page 20 of the Amended Draft Registration Statement under the heading “We do not currently have vendor-specific objective evidence of fair value for support subscription offerings, and we may offer certain contractual provisions to our customers that result in delayed recognition of revenue under GAAP, which could cause our results of operations to fluctuate significantly from period-to-period in ways that do not correlate with our underlying business performance.” Additionally, the fact that the Company expenses the cost of revenue for support subscription and professional services as incurred, when coupled with the GAAP accounting rules that typically result in the deferral of the related revenue further contributes to the adverse impact on gross profit and net profit for the periods presented. See also the existing discussion of the recording of contra-revenue with respect to customers that are also securityholders of the Company, which is contained in the first full paragraph on page 50 of the Amended Draft Registration Statement. The Company has revised its disclosure on page 55 of the Amended Draft Registration Statement to clarify that while the percentage of total revenue from professional services for the three months ended March 31, 2014 on a GAAP basis was approximately 50% (as noted by the Staff), the percentage before contra-revenue adjustments for the same period was approximately 40%, and more in line with prior periods. The Company also respectfully directs the Staff’s attention to Note 1 to the Summary Consolidated Statement of Operations Data on page 10 of the Amended Draft Registration Statement for discussion regarding such contra-revenue adjustments.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

11.	On page 49, you disclose that you will increase upfront costs in order to establish and further cultivate strategic partnerships, but “expect that it will increase gross margins in the long term.” Please revise to provide the basis for your expectation that your gross margins will increase in the future.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 49 of the Amended Draft Registration Statement to explain management’s belief that the Company’s gross margins will increase in the future as the percentage of the Company’s revenue derived from professional services decreases.

12.	You indicate on page 50 that Microsoft contributes 29% of your total revenue for the three months ended March 31, 2014 and 38% of your total revenue for the eight months ended December 31, 2013. Please advise whether your multi-year subscription agreement and co-engineering efforts involve material agreements for which you are substantially dependent, pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: In determining whether to file its agreement with Microsoft as a material contract pursuant to Item 601(b)(10) of Regulation S-K, the Company considered all relevant factors, including the percentage of revenue Microsoft generated in prior periods and is expected to generate in future fiscal years, the extent to which the agreement with Microsoft is replaceable, the Company’s ability to maintain and grow revenue from its other existing support subscription customers and the Company’s ability to attract new customers. The Company further noted the declining trend in the percentage of revenue generated from Microsoft and the Company’s expectation that this trend is likely to continue. After consideration of these factors, the Company concluded the Microsoft agreement was made in the ordinary course of the Company’s business and that the Company is not substantially dependent on it and, therefore, it is not required to be filed as an exhibit to the Amended Draft Registration Statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Key Business Metrics, page 51

13.	You provide your two platforms, Hortonworks Data Platform and Hortonworks Sandbox, for free and then charge subscription fees for support and fees for professional services. Please clarify whether management tracks the total number of users of these platforms or similar metrics that measures how many become paying customers and if such measures are key metrics. Further, you indicate that Hortonworks Sandbox is used to provide an introduction and training for Hortonworks Data Platform and you do not include Hortonworks Sandbox users in your total support subscription customers key metric. Please clarify whether management believes that the conversion rate from Hortonworks Sandbox users to Hortonworks Data Platform users is a key metric used to evaluate their business.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the Staff that it does track the volume of nodes/terabytes for which subscription support of the Hortonworks Data Platform exists and the number of downloads for the Hortonworks Sandbox, but management does not consider these to be key metrics. The Company supplementally informs the Staff that the conversion rate from the Hortonworks Sandbox to the Hortonworks Data Platform is not meaningful because the Company’s potential customers may obtain Hadoop from many different sources, including the Apache Open Source website, other competitive distributions of Hadoop or the Hortonworks Sandbox. Given that there are many points of entry for the customer to derive their ultimate purchase decision of subscription support for the Hortonworks Data Platform, the Company has found that analyzing “conversion,” specifically from the Hortonworks Sandbox to the Hortonworks Data Platform, while providing some anecdotal information provides only a limited view of the Company’s sales prospects and, accordingly, management does not view this conversion rate as a key metric.

14.	Please advise us whether management uses any key metrics to evaluate their professional services business.

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the staff that its management does not use any key metrics to evaluate its professional services business.

Results of Operations, page 54

15.	You attribute increases in cost of revenue, sales and marketing, research and development and general and administrative expenses, in part, to increased headcount. Please revise to quantify the changes in headcount during these periods.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully directs the Staff’s attention to the Company’s current disclosure which quantifies the dollar impact of the changes in headcount to the increases in cost of revenue and operating expenses, which the Company believes is more relevant and clear to an investor than disclosing the changes in headcount.

Comparison of the Three Months Ended March 31, 2013 and 2014

Cost of Revenue, page 55

16.	We note from your disclosure on page 55 and 58 that the costs for joint engineering efforts

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

with Microsoft to develop the Hortonworks Data Platform for Windows was the primary factor that contributed to the fluctuation in the cost of support subscription revenue between March 31, 2013 and 2014, and between April 30, 2012 and 2013. However, your disclosure on page 53 indicates that research and development efforts on enhancing and adding new features and functionality to the Hortonworks Data Platform are included in research and development expense. Please clarify this inconsistency in your disclosure.

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the Staff that under the Microsoft subscription support arrangement, we provided our research and development personnel to assist Microsoft with its Hadoop-related activities. Therefore, the costs related to these research and development personnel, for the duration of their work with Microsoft, were classified in cost of support subscription.

Generally, the Company’s research and development personnel focus their time on enhancing the Hortonworks Data Platform outside of a specific customer contract and, as such, the related personnel costs are classified as research and development costs. However, the Company’s our research and development personnel assist customers under an existing support subscription or professional services arrangement, the related costs are classified as cost of subscription support or professional services, as applicable.

Business

Products and Services

Support Subscriptions, page 76

17.	Please revise to provide more details of your support subscriptions, such as the extent they vary between customers, whether they are paid in advance, whether they are cancellable, etc.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 77 of the Amended Draft Registration Statement to provide additional details of its support subscriptions.

18.	On page 78, you exclude users of Sandbox from your number of support subscriber customers. Please revise to describe your support subscription arrangements with users of Hortonworks Sandbox, if any, and whether you generate any material amounts of revenue from these customers.

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the Staff that it does not offer support subscription arrangements with users of Hortonworks Sandbox and does not generate any revenue from these customers, and has revised its disclosure on page 78 of the Amended Draft Registration Statement accordingly.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

Strategic Relationships, page 78

19.	Please expand this section to describe in more detail the nature of your strategic relationships and how your platform is distributed, bundled or used by your strategic partners and how your paid services are offered. In particular, please address any material relationships, such as those that generate a material amount of revenues and those involving related parties or affiliates of related parties, such as Red Hat and Teradata. For example, please clarify the role of the strategic partner after the initial sale or subscription is made, who controls the relationship with the end user, and how they are compensated for multi-year subscription services.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 78-79 of the Amended Draft Registration Statement to provide additional details regarding the nature of its strategic relationships.

Competition, page 78

20.	Your competition section is focused on your competitors that offer software and services related to the Apache Hadoop framework. Please expand this section to discuss alternatives to Apache Hadoop, such as other opened-sourced or proprietary platforms or frameworks to access big data.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Amended Draft Registration Statement to discuss competitive alternatives to Apache Hadoop.

Management

Compensation Committee Interlocks and Insider Participation, page 86

21.	Although you have not yet identified your compensation committee members, we note that 3 out of 4 of your independent directors are affiliated with entities that you disclose as having related party transactions on pages 95 through 98. After you identify your compensation committee members, please disclose the appropriate related party transactions for these committee members under the caption “Compensation Committee Interlocks and Insider Participation,” as required by Item 407(e)(4)(i)(C) of Regulation S-K.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

RESPONSE: The Company acknowledges the Staff’s comment and confirms it will disclose the appropriate related party transactions, as applicable, for the compensation committee members, once identified, under the caption “Compensation Committee Interlocks and Insider Participation” as required by Item 407(e)(4)(i)(C) of Regulation S-K.

Non-Employee Director Compensation, page 86

22.	Please revise to provide the disclosure required by Item 402(k) or (r) of Regulation S-K. In particular, please provide the value of the stock options awarded to Mr. Cormier in 2013. Please refer to Items 402(k)(2)(iv) or (r)(2)(iv) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 88 of the Amended Draft Registration Statement to include the value of the stock options awarded to Paul Cormier in 2013.

Executive Compensation, page 87

23.	Please clarify whether you have entered into executed employment agreements for your named executive officers and whether you will file these agreements as exhibits individually and in executed form. We note the exhibit index refers to a single form of executive compensation agreement that will be file as Exhibit 10.4.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that each of its named executive officers will execute an employment agreement prior to the completion of this offering. The Company currently contemplates using a single form of employment agreement for all executive officers. The Company will file such form of employment agreement as Exhibit 10.4 to the Amended Draft Registration Statement once it has been finalized, and will update its disclosure with its named executive officers’ specific employment terms once the employment agreements have been entered into.

24.	Your description of your new executive compensation agreements refer to terms such as base salary, target annual bonus opportunity and standard employee benefit plan participation. Please revise to describe all material terms of these agreements. Further, the narrative disclosure to your summary compensation table should describe the material terms of any named executive officer employment agreement in force for compensation earned in fiscal year 2013, as required by Item 402(o) of Regulation S-K for emerging growth companies opting for scaled disclosure for smaller reporting companies.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 91-92 to include a summary of the offer letters in place for the fiscal 2013 named executive officers. There were no employment agreements in place for the compensation

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

earned in 2013. The Company is in the process of structuring the employment agreements that it plans to enter into with its named executive officers, and confirms it will update its disclosure once the employment agreements are finalized.

Certain Relationships and Related Party Transactions, page 95

25.	Please revise to identify each director, executive officer, and/or principal stockholder that is a party to your investors’ rights agreement, right of first refusal and co-sale agreement and voting agreement, to the extent not already disclosed.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 100-101 of the Amended Draft Registration Statement to identify each director, executive officer and principal stockholder that is a party to the Company’s investors’ rights agreement, right of first refusal and co-sale agreement and voting agreement.

26.	Please revise to describe the consideration received by you for both the 2011 and 2014 warrants issued to Yahoo!.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 100 and 101 of the Amended Draft Registration Statement to describe the consideration received by the Company for the 2011 and 2014 warrants issued to Yahoo!.

27.	Please revise to disclose the material terms and balances of the restricted stock purchase agreements and related notes for the related parties that are described on pages F-24 and F-25. Please advise whether these agreements are material under Item 601(b)(10) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Amended Draft Registration Statement to disclose the material terms and balances of the promissory notes described on pages F-24 and F-25 of the Draft Registration Statement.

The Company respectfully submits that the restricted stock purchase agreements described on pages F-24 and F-25 (as distinguished from the promissory notes) are not required to be disclosed under the caption “Certain Relationships and Related Party Transactions” pursuant to Instruction 5(a) of Item 404(a) of Regulation S-K. These restricted stock purchase agreements were (i) entered into with certain of our executive officers, (ii) each is a transaction solely resulting from the employment relationship with the Company, (iii) compensation arising from the transaction is either reported in the Draft Registration Statement pursuant to Item 402 of Regulation S-K or would have been reported had the executive officer been a named executive officer (as defined in Item 402(a)(3) of Regulation S-K), and (iv) each has been approved by the Company’s board of directors.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

The Company advises the staff that it intends to submit as Exhibits 10.8 and 10.9 those restricted stock purchase agreements described on pages F-24 and F-25 of the Draft Registration Statement that were entered into outside of the Company’s 2011 Stock Option and Grant Plan.

28.	Further, please clarify whether the employee that is party to the promissory note described on page F-25 for approximately $1.9 million is an executive officer. If so, please revise this section to disclose the material terms of the promissory note and stock purchase agreement under Item 404(a) of Regulation S-K. Further, please clarify whether the loan will be repaid prior to the close of your offering.

RESPONSE: The Company confirms that the employee that is party to the promissory note described on page F-25 is an executive officer. In response to the Staff’s comment, the Company has revised its disclosure on page 102 of the Amended Draft Registration Statement to disclose the material terms of the promissory note described on page F-25 of the Draft Registration Statement. The Company confirms that all loans made to its executive officers will no longer be outstanding at the time the Company publicly files the registration statement for this offering with the Commission.

29.	On page F-32, you describe a $9.5 million nonrefundable payment in April 2012 related to the Teradata Agreement. Please revise here to disclose this nonrefundable payment and the remaining balance.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Amended Draft Registration Statement to disclose the nonrefundable payment made by Teradata, with the remaining balance.

Principal Stockholders, page 101

30.	Please revise to update your beneficial ownership table to the most recent practicable date prior to filing your amendment, as opposed to the most recent date of your interim financial statements. See Item 403(a) of Regulation S-K. In particular, please clarify whether shares underlying the Yahoo! June 2014 warrant should be included in their beneficial ownership under Rule 13d-3.

RESPONSE: In response to the Staff’s comment, the Company has revised the beneficial ownership table on pages 105-107 of the Amended Draft Registration Statement to be as of August 1, 2014. The Company confirms that the beneficial ownership table in the Amended Draft Registration Statement includes the shares underlying the Yahoo! June 2014 warrant.

31.	In note (11), you provide a disclaimer of beneficial ownership for members of the board or partners of Index Venture entities. Please advise us why you believe it is appropriate for the issuer to provide these disclaimers on the behalf of these persons.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in note (11) of the beneficial ownership table to remove the disclaimer of beneficial ownership for members of the board or partners of Index Venture entities.

Description of Capital Stock, page 103

32.	Please update this section to take into account your recent acquisition of XA Secure and the 2014 Yahoo! warrant.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages 108 and 109-110 of the Amended Draft Registration Statement to include the shares issued in connection with its acquisition of XA Secure and the shares underlying the 2014 Yahoo! warrant.

33.	Please clarify whether the allocation agreement with Passport Capital, LLC is executed or prospective in nature. If the former, please provide the date of the agreement. Further, please describe to us your relationship with Passport Capital and the circumstances under which it was offered the right to purchase shares in your initial public offering.

RESPONSE: The Company advises the Staff that Passport Capital, LLC (“Passport”) was an investor in the Company’s Series D preferred stock financing in March 2014, and the allocation agreement with Passport was executed by the Company and Passport in connection with the consummation of the Series D financing. The Company has revised the disclosure on page 111 of the Amended Draft Registration Statement to make these facts clearer to investors. The Company has also revised the Exhibit Index to the Amended Draft Registration Statement to include the date of the allocation agreement, which was March 24, 2014. Passport was not an investor in the Company prior to March 2014 and entry into the allocation agreement was a condition precedent to the consummation of the Series D financing that was agreed to by the parties. The Company also notes for the Staff that a full copy of the allocation agreement has been included as Exhibit 4.5 to the Amended Draft Registration Statement submitted herewith.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Professional services revenue, page F-12

34.	We note from your disclosure on page 77 that you sell your subscriptions and services through reseller partners. Please tell us how you record revenue related to subscriptions and services provided by your reseller partners. As part of your response, please tell us how you have considered each factor outlined in ASC 605-45 in determining your revenue recognition policy.

RESPONSE: In response to the Staff’s comment, and as noted previously in response to Comment 19 above, the Company has revised its disclosure on pages 78-79 of the Amended Draft Registration Statement to provide additional details regarding the nature of its strategic relationships and reseller arrangements. The Company has reseller arrangements with Hewlett-Packard Company, Microsoft and Teradata Corporation for the distribution of the Hortonworks Data Platform and related support subscription offerings and professional services. With respect to Hewlett-Packard and Teradata, the Company records revenue with these parties on a net basis (being the amount due to the Company from the resellers) due to the following factors:.

•	Teradata and Hewlett-Packard are the primary obligors in the arrangement and are responsible for the fulfillment and acceptance of the products and/or services purchased by the end-user customer.

•	The amount that the Company earns is fixed (either on a per-unit basis or a fixed percentage of the amount collected from the end-user customer based on volume). The Company also does not have latitude in establishing price.

•	The Company typically does not change the product or perform part of the services provided by Hewlett-Packard and Teradata.

•	The Company is not involved in determining the product or scope of services, including the pricing offered to end-user customers.

•	Although the Company is either directly or indirectly exposed to credit risk, this represents a weak indicator that the Company may have the risks and rewards as a principal, and is not sufficient in and of itself to override the other indicators of net revenue reporting.

The remaining factors outlined in ASC 605-45 are not relevant to this analysis. Based on a cumulative evaluation of the factors identified above, the Company does not believe it has the risks and rewards as a principal with respect to the Hewlett-Packard and Teradata reseller arrangements, and thus, should record revenue net based on the amount retained.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

With respect to Microsoft, Microsoft’s sale of its product with the Hortonworks Data Platform represents a bundling of a Microsoft-branded open source version of the Hortonworks Data Platform along with other Microsoft products and services, rather than a “re-sale” of the Hortonworks Data Platform. The Company does not have visibility into Microsoft’s bundling of products containing Microsoft’s version of the Hortonworks Data Platform or the price charged to Microsoft’s end-user customers for such products. The support subscription fee that the Company receives from Microsoft is fixed, and is paid to the Company for support provided to Microsoft, not to Microsoft’s end-user customers. The Company also does not change the products or perform part of the services provided by Microsoft to its end-user customers and has no visibility into Microsoft’s bundling and pricing of Microsoft’s products and services. Thus, the Company records its revenue from Microsoft on a net basis, which is the fee received from Microsoft.

The Company has revised its disclosure on pages 78-79 of the Amended Draft Registration Statement to provide additional details regarding the nature of its strategic relationships and reseller arrangements.

35.	We note your disclosure that you recognize revenue from consulting and training services as the services are performed. We also note your disclosure on page 49 that you provide these services based on time and materials, a fixed fee or attendance. Please revise your disclosure to clarify your revenue recognition policy for each service. For services provided on a fixed fee basis, please clarify whether you are recognizing revenue under a proportional performance model based on an output measure or over a period in proportion to the costs expected to be incurred and provide us with the basis to support your policy.

RESPONSE: The Company respectfully submits that the disclosure of the policy for revenue derived from standalone fixed fee arrangements for consulting and training services was omitted due to the immateriality of the underlying amounts. If the amounts become material in the future, the Company will add supplemental disclosures that it recognizes revenue for standalone sales of professional services provided on a fixed fee basis using a proportional performance model over a period in proportion to the costs expected to be incurred. The Company has revised its disclosure on page 49 of the Amended Draft Registration Statement to make clear that the Company’s consulting services are provided primarily on a time and materials basis.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

Note 5. Commitments and Contingencies

Litigation settlement, page F-18

36.	We note from your disclosure that you agreed to settle a lawsuit for $6 million. Please tell us and revise to disclose the nature of the litigation. Refer to ASC 450-20-50-1.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on pages F-18 of the Amended Draft Registration Statement to disclose the nature of the litigation.

Note 7. Preferred Stock Warrant, page F-21

37.	We note the preferred stock warrant to Yahoo! will only become exercisable upon the occurrence of a corporate event, such as an initial public offering, and that upon such an event, the vesting of the warrant will result in an immediate reduction in revenue up to the cumulative amount of revenue recognized to date with Yahoo!. Please tell us the accounting literature you are relying on in accounting for this arrangement. As part of your response, please tell us your consideration for recognizing the reduction in revenue in the same period and in the same manner as if you had paid cash to Yahoo! based on the guidance in ASC 505-50-25-4.

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the Staff that the accounting literature being relied on for the treatment of the preferred stock warrant issued to Yahoo! is ASC 505-50, Equity-Based Payments to Non-Employees, as the warrant was issued in connection with the Company’s Series A financing and the transactions contemplated thereby, including a commercial agreement whereby Yahoo! would pay the Company $2.0 million over a two-year period primarily for support subscription offerings, and certain rights to technology.

As noted in the Staff’s comment, the warrant only becomes exercisable upon the continuation of the commercial agreement for two years and the occurrence of a corporate event. The warrant was issued primarily as a sales incentive to Yahoo!, and as the only disincentive for non-performance by Yahoo! was the forfeiture of the warrant, the measurement date under ASC 505-50-30-11 was deemed to be June 21, 2013 (i.e. the two-year anniversary of the commercial agreement and the date in which Yahoo!’s performance was complete). Given that the quantity or terms of the warrant were dependent on a counterparty performance condition (i.e., the occurrence of a corporate transaction), the Company applied the guidance in ASC 505-50-30-25, ASC 505-50-30-30, and ASC 505-50-35-7 to measure the warrants before, at, and after the measurement date, respectively. The Company also considered Example 5, Case C in measuring the warrant before and at the measurement date. Under this guidance, awards under which the number of shares issuable are dependent on a counterparty performance condition should be measured at the then-current lowest aggregate fair value, which may be zero (i.e. if a corporate transaction does not occur, the warrant will not become exercisable, and zero shares will be issuable).

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

The Company also respectfully directs the Staff’s attention to ASC 505-50-35-7, which states in part:

As each quantity and term become known and until all the quantities and terms that stem from the counterparty’s performance become known, the lowest aggregate fair value measured pursuant to the guidance in that paragraph shall be adjusted, to reflect additional cost of the transaction, using the modification accounting methodology described in paragraphs 718-20-35-3 through 35-4. That is, the adjustment shall be measured at the date of the revision of the quantity or terms of the equity instruments as the difference between the then-current fair value of the revised instruments utilizing the then-known quantity or term and the then-current fair value of the old equity instruments immediately before the quantity or term becomes known. The then-current fair value is calculated using the assumptions that result in the lowest aggregate fair value if the quantity or any other terms remain unknown.

Based on this guidance the warrant will be measured at its lowest aggregate fair value of zero until a corporate transaction occurs, at which time the warrant will be remeasured based on the number of shares that will become exercisable. Therefore, the warrant will not be recognized in the Company’s statement of operations until a corporate transaction occurs. The warrant is a customer incentive issued in the form of an equity instrument. Consistent with ASC 605-50-45, paragraphs 1-3, it should be accounted for as a reduction of revenue, as there is no identifiable benefit received by the Company in exchange for the warrant. If the revenue amount recognized from services provided to Yahoo! in the period when the corporate transaction occurs is less than the fair value of the warrant, the Company will have to recognize negative revenue equal to such difference. However, under ASC 605-50-45-7 the amount recognized as a reduction of revenue cannot exceed the amount of cumulative revenue recognized from providing services to Yahoo! since the inception of the overall relationship with Yahoo!. Any excess over the cumulative revenue should be characterized as expense in the Company’s financial statements.

The Company has considered the guidance under ASC 505-50-25-4 for recognizing the reduction in revenue in the same period and in the same manner as if the Company had paid cash or used cash rebates as a sales discount to Yahoo! instead of paying with or using equity instruments. Under the measurement guidance in ASC 505-50, the warrant will be measured at zero until the quantity or terms are no longer dependent on counterparty performance conditions. The Company has viewed the occurrence of a corporate transaction as a counterparty performance condition. Thus, the Company believes that it would be inconsistent to apply the recognition guidance assuming cash was paid or cash rebates were issued prior to the date that the quantity or terms of the warrant become

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

known, which would be upon the occurrence of a corporate transaction. As such, assuming cash consideration was paid or cash rebates were given upon the occurrence of a corporate transaction, this would yield the same accounting result as documented above.

Note 8. Stock Option Plan

2011 Stock Option Plan, page F-21

38.	We note that the table on page F-22 includes the activities of both restricted shares and stock options. We also note that you provided a separate table for restricted shares on page F-25, but did not provide a separate table for the stock options. Please revise your table on page F-22 to exclude the activities of the restricted shares or include a separate table showing only the activities for the stock options. Refer to ASC 718-10-50-2(g).

RESPONSE: In response to the Staff’s comment, the Company has revised the table on page F-22 to exclude the activities of the restricted shares.

39.	We note that your Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit on page F-6 includes the line item, “Exercise of stock options and vesting of early exercised stock options”. Please tell us whether early exercise is permitted under the 2011 Stock Option Plan (“2011 Plan”), and if it does, please revise to disclose the terms of the 2011 Plan related to the early exercise feature as well as how you are accounting for the early exercise of stock options. Refer to ASC 718-10-50-1.

RESPONSE: In response to the Staff’s comment, the Company supplementally informs the Staff that early exercise is permitted under the 2011 Plan and the Company has included additional disclosure on page F-23, which discusses the terms of the 2011 Plan related to the early exercise features as well as how the Company is accounting for the early exercise of stock options.

40.	Please revise this section to provide names of the persons or identify the class of persons to whom the unregistered securities were sold other than through your 2011 Stock Option and Grant Plan. Please refer to Item 701(b) of Regulation S-K for guidance.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page II-3 of the Amended Draft Registration Statement to identify the class of persons to whom it sold unregistered securities, other than through its 2011 Plan.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226 or Richard A. Kline at (650) 752-3139.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

August 11, 2014

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

cc:	Patrick Gilmore, Securities and Exchange Commission
Eiko Yaoita Pyles, Securities and Exchange Commission
Edwin Kim, Securities and Exchange Commission
Robert Bearden, Hortonworks, Inc.
David M. Howard, Hortonworks, Inc.
Craig M. Schmitz, Goodwin Procter LLP
Richard A. Kline, Goodwin Procter LLP
John L. Savva, Sullivan & Cromwell LLP